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Exhibit 12

Ratio Earnings to Fixed Charges

	December 31,
	2005	2006	2007	2008	2009
Income before income tax expense	95,300	73,955	38,701	(54,063)	(85,627)
Equity in losses of equity-method investees	42	(1,721)	(1,042)	(448)	53

Net income before equity in losses of equity- method investees	95,342	72,234	37,659	(54,511)	(85,575)

Add fixed charges:
Interest expense including amortization of debt issuance costs	37,272	54,843	70,772	78,071	87,498
Estimate of interest within rental expense	4,208	4,755	4,699	6,885	6,179

	41,480	59,598	75,471	84,956	93,677

Adjusted earnings	136,822	131,832	113,130	30,445	8,103

Ratio of earnings to fixed charges(1)	3.3	2.2	1.5	0.4	0.1

(1)
The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges.

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  Exhibit 12
Ratio Earnings to Fixed Charges